ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 1 Atlas-Campaspe Technical Report Summary 1 Executive Summary The Atlas-Campaspe Project is currently under construction and will replace production from the existing Crayfish, Ginkgo and Snapper mining operations in New South Wales. Heavy Mineral Concentrate (HMC) produced at the Atlas and Campaspe mines will be transported by road train and rail to the existing mineral separation plant (MSP) at Broken Hill. As it does now, the Broken Hill MSP will produce a non-magnetic concentrate which is then transported by rail and subsequently shipped to Bunbury in Western Australia for processing at the North Shore MSP into rutile, zircon and leucoxene products. The Broken Hill MSP will also produce a range of ilmenite products. Atlas and Campaspe are situated on an historical coastline and made up of conventional mineral sands strandlines. The deposits are eminently suited to standard dry mining techniques and gravity mineral concentration. There is one Mining Lease and the Atlas Campaspe Mineral Sands Development Consent held 100% by Tronox Mining Australia Ltd., a wholly owned subsidiary of the Company. The current reserves are 107Mt at 6.3% HM giving an 11 year mine life. The resources, additional to the reserve tonnage, are 114Mt at 3.0% HM. 2 Introduction This report has been prepared by Tronox Holdings Plc in compliance with the US Securities and Exchange Commission’s modernisation of reporting rules for geological resources and reserves for the Atlas and Campaspe deposits located in New South Wales, Australia. Information used to support this technical summary of the geology includes the annual Resources and Reserves report, the Definitive Feasibility Study and various other relevant study documents. A Qualified Person visits the operating mine sites on at least a quarterly basis. Discussions with site management on resource utilisation and optimisation opportunities are also completed regularly. Visits to the drilling areas are also completed, at a minimum, on a quarterly basis. 3 Property Description Tronox Mining Australia Ltd is a subsidiary of Tronox Holdings plc and is the operator of Tronox Eastern Operations which includes: • The Crayfish, Ginkgo and Snapper Mines, 110 kilometres north of Wentworth in southwestern New South Wales, where heavy mineral concentrates are currently produced from dredge mining operations; • The Atlas-Campaspe project in southwestern New South Wales, 120 kilometres northeast of Mildura, where site development has commenced for future mining operations and also shown in Figure 1; • Broken Hill Mineral Separation Plant in southwestern New South Wales, where the heavy mineral concentrates (HMC) are separated into mineral products; • Adelaide Port space where bulk mineral sands products from Broken Hill are loaded for export and transhipment is leased. See Figure 1 on next page. Exhibit 96.2

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 2 Figure 1 Regional location of Atlas/Campaspe Project

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 3 Mining tenements in Australia are managed at the State or Territorial level. In New South Wales, Mining Leases, Exploration Licenses and Assessment Leases are granted and administered by the New South Wales Department of Primary Industries Mineral Resources Division. The Development Consent for Atlas and Campaspe was granted in June 2014 and construction of the Atlas Project has commenced. The Atlas deposit is secured by Mining Lease 1767. The Campaspe deposit is secured by the Atlas/Campaspe Mineral Sands Project Development Consent SSD_5012 from the Government of New South Wales. The minerals in New South Wales belong to the Crown (the State of NSW) and Tronox is obligated to pay a 4% revenue-based royalty on all saleable minerals produced. All the land encompassing the intended mining area has been purchased by Tronox so no mining compensation payments to landowners will be required as part of the Atlas-Campaspe Project. 4 Accessibility The project area comprises flat to undulating sandplains covered by a combination of grasslands, low woodlands and shrublands. The elevation ranges from approximately 100m Australian Height Datum (AHD) in the west to approximately 70m AHD in the east. The southwestern region of NSW has a semi-arid climate. The project area is located in a persistently dry, arid climatic zone with mostly uniform rainfall distribution throughout the year. The average annual rainfall is 284 mm occurring over an average of 35 days in the year. Mild winters, hot summers and warm spring and autumn weather are typically experienced in the general region. The warmest month of the year is January, with an average maximum temperature of 33 °C. The coldest month is generally July with an average maximum temperature of 15 °C. Soils in the project area are considered stable and calcic with various layers and horizons. The region has a good road network of highways and both bitumen and unsealed local roads. Infrastructure is disclosed in Item 14. 5 History In the Murray Basin fine heavy mineral occurrences were identified from 1982 to 1986 by RioTinto. Subsequently many smaller, coarser and high-grade deposits were also located and these formed the first mineral sands mines to be developed in the region. Bemax Resources discovered the Ginkgo, Snapper and Crayfish deposits in the early to mid-2000’s. Mining commenced at Ginkgo in 2005 and Snapper in 2010. These deposits are still being mined today by Tronox. The Atlas-Campaspe Project is a further development to replace production from the existing Ginkgo and Snapper mining operations, which are expected to be mined until at least 2023. 6 Geological Setting, Mineralisation and Deposit Regional Geology The Murray Basin is a low-lying saucer-shaped basin defined by flat lying Cainozoic sediment, which extends over an area of 320,000 km2 in New South Wales, Victoria and South Australia, surrounding the Murray River. The tertiary Cainozoic sedimentary blanket is generally less than 200m to 300m thick. Only the sediments of the third depositional sequence are of any importance in the present exploration for mineral sand deposits. The third sequence, from Upper Miocene to Pliocene, is 0 to 250 m thick, and formed in an environment of fluvial flood plain to the east, flanking an extensive marine strand plain. Atlas Geology The Atlas resource is a continuous body of mineralisation approximately 15km long and up to 150m wide with an average thickness of 6m. The southern 12km is planned to be mined with HM grade decreasing to the north. A typical cross section is shown in Figure 2 on the next page. The sedimentary package that hosts both the Atlas and Campaspe deposits is typical of most other mineral sands deposits in the Murray Basin, comprising: • Woorinen Formation (recent dunes); • Shepparton Formation (terrigenous fluvio-lacustrine deposits); and • Loxton Parilla Sand (littoral marine sediment) hosting the mineralisation. A consistent high-grade domain, denoted Domain 1, occurs along the length of the deposit which is typically less than 100m wide. The deposit is overlain on average by 26m of overburden which consists of a thin 1- 3 m layer of the Woorinen sandy clay Formation and approximately 20m of Shepparton Formation, which consists of sandy clays and minor sand beds with mildly indurated zones. Geological interpretation splits the high-grade Domain 1, which is defined by a 5% HM grade cut-off, into two sub-domains, 1A and 1B. Domain 1A has an average HM grade of 25.2%, with 17.2% rutile and 11.4% zircon in the HM. Domain 1B typically lies below and to the east of Domain 1A, has an average HM grade of 14.0% and contains 14.6% rutile and 7.7% zircon in the HM. Domain 2 is a lower grade envelope defined by a 1% HM grade cut-off. The orebody dips 39m over 10km, before being faulted up near the northern extent of the ore reserve.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 4 Campaspe Geology The Campaspe mineralisation is over 20km long and averages 420m wide, defined by 1% HM grade cut-off. The mineralisation averages 12m in thickness. The deposit is shallowest at the south-eastern end, averaging less than 10m of overburden, but deepens to the north with an average overburden depth of 25m. The current plan is to restrict mining to the southern 13.5km of the deposit, up to the fault position at 21500mN. North of this position the mineralisation deepens significantly. Geological interpretation of drill-hole and mineralogical data has delineated five high-grade domains within a broad lower-grade envelope. A typical cross section is shown in Figure 3 below. Figure 3: Campaspe Deposit - Typical Cross Section Figure 2: Atlas Deposit - Typical Cross Section

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 5 The resource estimate is in part Measured (100m and 200m spaced drilling) and Indicated (400m spaced drilling) south of the 21500mN fault position, and all Inferred (800m spaced drilling) north of that position, none of which is considered in the current life of mine plans. The overburden consists of a 1m to 6m layer of the Woorinen Formation, consisting of clayey, poorly sorted sands, and an average of 20m of the Shepparton formation consisting of interbedded clays, sands and silts. The thickness of the overburden increases northwards. The Loxton Parilla Sand, hosting the mineralisation, is a fine-to mediumgrained, very well sorted beach sand that averages only 2% clay. The mineralised domains across the deposit are quite variable and represent past beaches and dunes. Domain 1, located on the western side, is the highest-grade beach. Domain 1 is approximately 60m wide and 6m thick, with an average grade of 12.4% HM containing 11.4% rutile and 14.6% zircon. Domains 1 to 4 are broadly based on a 5% HM grade cut-off, whereas Domain 5 is a higher-grade dune with a 3% HM grade cut-off. These high-grade domains can be traced along the length of the deposit. Domain 6 is the halo of low-grade mineralization defined by a 1% HM grade cut-off. The deposit is at surface at the southern end and is predominantly above the water table. The deposit dips northward with the base of deposit dipping below the water table. The most obvious post-depositional structural modification is a significant down-throw of the stratigraphy and mineralisation by approximately 30m at 21500mN. The current mine plan ends at this northern down-throw. 7 Exploration There is no relevant exploration work to disclose. 8 Sample Preparation, Analyses and Security Drilling and Sampling Reverse circulation “aircore” drilling is completed using a Landcruiser or small truck mounted drill. This style of drilling suits the soft sand ground conditions and the drilling is relatively shallow (40-60m) and very rapid (60 minutes per hole). Holes are drilled vertically using three metre NQ size rods, giving a nominal hole diameter at the bit of 83 mm. Drill samples are collected in one metre continuous intervals from surface. The drill sample return is captured through a cyclone to separate the air and reduce sand/slurry velocity which is then passed through a rotary splitter. All samples are sent to a Tronox internal laboratory for heavy mineral analysis by Lithium Heteropoly Tungstate (LST), SG 2.85. Figure 4 shows the drilling density over the interpreted strandlines at Atlas and Campaspe that form part of the future mine plan. Logging Geological data is collected during the drilling and sampling process to accurately log the different stratigraphic units, and to differentiate the Loxton-Parilla Sands host horizon from the generally un-mineralised Shepparton Sands sequence. The data is also used to help discretise domains. The logging is commenced from surface at 1m intervals until the end of the hole. A measured sub-sample for each metre of the Shepparton Formation Sands/Loxton-Parilla Sands is washed and separated into a mineral concentrate by panning and the amount of HM is visually estimated. Data collected for each metre includes lithology, sample colour, sorting, grainsize, cement type, colour, an estimation of HM, clay fines and hardness; additional comments such as the observation of trash minerals (i.e. garnet) or the water table are also noted. Heavy Mineral Analyses Samples from the field, once dried and crushed, get screened at 2mm to remove oversize, a 70g split is attritioned in water and wet screened at 53 microns to remove silt and clay. The deslimed portion is stirred into a separating funnel of LST solution to split the heavy minerals at 2.85 SG from the floats, mostly quartz. The weight of washed HM sinks are then used to calculate the heavy mineral content as a percentage of the original sample weight (HM%). Assay data is returned from Tronox’s Broken Hill laboratory in digital format and merged into a relational database. Mineralogical Analyses Tronox Eastern Operations uses a mineralogical analysis technique which is a combination of XRF oxide analysis and scanning electron microscopy to identify minerals. The process is undertaken typically on composited HM sinks derived from LST Analyses. Mineralogy from distinct geological domains or strands is generally consistent across an orebody, so retained HM sinks from similar geological domains and strands can be composited together to create mineralogical composites. The XRF analysis requires 3 – 5 grams of material and the electron microscopy scanning process requires 10 grams of material. As such, a minimum of 15 grams is sent off for mineralogical assessment, at SGS in Perth.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 6 Figure 4 : Drill Holes over the Atlas and Campaspe Resource

9 Data Verification

Laboratory triplicates are undertaken at a rate of one in every hole drilled. The process involves a triplicate sample being collected during the initial laboratory sample splitting process.

A total of 524 triplicate samples were completed in the Murray Basin during 2021. Triplicate samples consist of an original split, a duplicate split for internal analysis and a third for external analysis. Scatterplots are shown below in Figure 5 and Figure 6.

Figure 5: Scatterplot Original split HM% compared with internal split HM%


2021 Original HM% VS Internal Laboratory Repeat HM%
Internal Repeat HM%
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The heavy mineral internal comparison shows excellent correlation. No systematic errors or biases were noted during the reporting period.

Both the internal and external comparisons show excellent correlation with the original split analysis.

The Qualified Person considers the data validation confirms that the accuracy of the mineralisation assays is in line with industry standards and is suitable to support estimates of Resources and Reserves.

Figure 6: Scatterplot Original HM% compared with External Laboratory HM%


2021 Original HM% VS External Laboratory HM%
External Lab HM%
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ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY

TRONOX 7

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 8 10 Mineral Processing and Metallurgical Testing Atlas Metallurgical Testing Extensive metallurgical samples have been collected across the entire Atlas deposit from 2011 through to 2016. Forty-five samples based on drilling composites through to 1 tonne bulk samples have been processed at pilot scale to give recovery and mineral quality information. Further test work was also undertaken on 2018 bulk samples to enable plant optimisation work. The results of this work, in combination with the Atlas short term mine grade variability, enabled the operational ranges and control philosophy to be defined and incorporated into the design of the wet concentration plant (WCP). Test work to investigate the option of Dry HMC processing at Broken Hill rather than using current WHIMS separation prior to processing the magnetic fractions separately was undertaken in 2018. This work was conducted at a pilot plant scale and as a plant trial. These studies concluded that dry processing was the preferred option. The benefits of dry processing arise from the improved separation of products at Broken Hill and the reduced transport of lower value product to Bunbury. The metallurgical test programmes were primarily conducted at Tronox North Shore and the Broken Hill metallurgical testing facilities by experienced in house personnel. Campaspe Metallurgical Testing Extensive metallurgical samples have been collected across the entire Campaspe deposit. Six large composites from drilling defined areas were constructed. A further 31 composites from previous drilling on the standard grid were also compiled. Test work was done primarily at the Tronox North Shore metallurgical testing facilities in Bunbury WA. Product quality observations apparent from the test work on both Atlas and Campaspe are: • Elevated Cr2O3 in the ilmenite products, but no higher than that experienced at the current Ginkgo and Snapper ore bodies, the impact of which is easily managed by blending with other feedstocks used in Tronox vertically integrated pigment production facilities. • Elevated Fe2O3 levels in zircon from Atlas are modest and can be managed by mine planning and blending. At Campaspe the levels are somewhat higher and can be substantially eliminated by acid leaching or accepting a modest price penalty. • Elevated levels of SnO2 in rutile produced from Campaspe can be managed by screening the fine cassiterite out and blending with other pigment feedstocks in Tronox pigment plants. 11 Mineral Resource Estimates Resources at Atlas and Campaspe are modelled using ellipsoid inverse distance squared weighting. The models contain estimates of all valuable minerals and all the deleterious trash minerals and metallurgical recovery factors such as grain sizing. These are then uploaded into the scheduling software, Minesched and finally uploaded into forecasting software, SAP. The dates of the Mineral Resource and Reserve estimates for Atlas and Campaspe, and shown in this Technical Summary, are as of December 31, 2021. Geological Modelling A model of the different geological domains is generated using Surpac software. Geological and assay data collected during logging are displayed on graphical sections and unit boundaries/layers are digitised at regularly spaced intervals in a north-south sectional orientation, depending on the location and drill spacing. The digitised strings are then joined together to create Surpac surfaces (DTM). Geological layers are created for any relevant and continuous geological features such as clay layers, basement layers and layers of induration. These layers are used during the estimation process of the “Background” material, that is, the material not bound by interpreted strandlines or mineralised zones. These layers represent major geological changes that occur downhole and ensure that the data used to estimate blocks comes from similar geological domains. See Figure 7 on the next page.

Figure 7: Geological Layers and Interpreted Orebody Section at Atlas 4,100mN


140RL
130RL
120RL
110RL
100RL
90RL
80RL
70RL
60RL
50RL
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12AT097
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12AT091
12AT090
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12AT087
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45m

Interpretations of the mineralised domains are generated in a very similar manner to the geological surfaces and wireframed to created 3-dimensional bodies encompassing mineralisation at designated cut-off grades or representing particular mineralogical characteristics. For the Murray Basin deposits, a nominal cut-off grade of >1% HM is generally applied in order to create realistic shaped mineralised zones for estimation. These domains are later used to constrain block model grades.

Block Model Construction

Block models are created in Surpac using a parent block size that is generally half of the drill spacing. This is consistent with industry standards. Regular sub-celling for the block model is employed at domain boundaries to allow adequate representation of the domain geometry and volume. The sub-cell size is typically half the parent block size.

Grade Estimation and Domain Control

Each block within the block model and each composite within the composite database have been assigned a domain code for each of the domains. The estimation of block grades is completed using the domain codes and applied hard boundaries to all domains. Inverse Distance Squared (ID2) was undertaken for heavy mineral, slimes and oversize. Mineral assemblage data is estimated using Nearest Neighbour.

Generally, one or two passes were undertaken for all domains however, where drill data is sparse third or fourth estimation passes were undertaken. Occasionally, estimation passes use other data from neighbouring domains where full estimation was difficult. This usually occurs on the third or fourth passes only. Search distances and parameters applied during the nearest neighbour estimation of the mineralogical elements are generally required to be more generous due to the sparser nature of the data.

High-grade capping

No high-grade capping is applied to resource estimations in the Murray Basin because other estimation parameters are used to manage the influence of extreme high values.

Density

A bulk density formula of 1.62 + (HM% x 0.01) has been used for the Atlas and Campaspe resource models. This formula is based on 27 in-situ nuclear probe samples and is considered appropriate for deposits of this nature. Further bulk density testing is planned prior to commencement of operations.

Block Model Validation

Block grade estimates are validated by statistical analysis and visual comparison to the input drillhole data. Visual validation is completed by cutting sections through the block model at distances equal to the drill spacing and comparing the block model estimated grade to the drillhole assay data.

Statistical validation is completed by the comparison of the mean estimated grades to the mean grade of the input composite data grouped by domain.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 9

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 10 Optimisation The optimisation process uses mining and revenue parameters to generate a mining outline based on accumulating cash positive subset areas within the block model. A cash positive area is where revenue from dry mill products exceeds the cost of mining that area and processing the resultant concentrate. The optimisation process is repeated using different revenue factors to create a series of nested shells. The top of ore and bottom of ore surfaces are created for each of the revenue factors. These are then run through Surpac again to generate tonnes and grade, whilst ensuring that mined out and sterilised areas are removed from the tonnes. Mining block sequences are created for each of the shells ore tonnes and mineral assemblage information as well as mining and processing costs. Modifying Factors In the resource optimisation, modifying factors including recoveries, ore loss assumptions, operating costs and mineral sales pricing are used to seek the maximum value for a column of mineralization. Cut-Off Grades The long term mine plan and reserve estimates are derived from detailed techno-economic models created from geological, mining and analytical databases, and optimized with respect to anticipated revenues, and costs. Cost assumptions are developed from our extensive operating experience at Ginkgo and Snapper as well as from other Tronox sites and include mining parameters, processing performance, and rehabilitation costs. Predicted mining and processing metrics are reconciled with actual production and recovery data on a monthly basis. Models are updated as necessary and used to determine ore boundaries based on economic assumptions. The nominal cut-off grades used to calculate ore reserves are generally 1.0% HM. Actual cut-off grades applied in reserve estimates can vary slightly according to a number of factors, such as overburden: ore ratios and HM assemblage quality. Classification of Resources is based on: • Drill density • Survey method and accuracy • Drilling method and sampling interval • Continuity of mineralisation and geological units • Reliability of assay method and mineralogical information • Frequency and results of QA/QC data • Initial financial assessment from optimisation • Tronox relies on constraining grade variation by drilling on progressively tighter grid patterns. Initial exploration results for Inferred resources will generally be reported on a drill hole grid spacing of 1,600m x 80m or as access allows. All holes are sampled at 1m intervals. For the style of mineralisation being investigated (strandlines), this will generally produce three or four line intercepts which confirms approximate width and strike but may be open ended. Indicated Resources will generally be reported based on an 800 x 40m grid or 400 x 20m grid. This will generally constrain the strands limits, confirm strike across several line intercepts and provide good confidence of grade continuity. Measured Resources use a 200 x 20m grid, 100 x 20m grid or a 50m x 20m grid with 10m infill near boundaries. Thinner, high-grade strands may require a closer spaced grid before being considered Measured. This will constrain volumes over many drill section intercepts, provide confident grade variation control over multiple internal populations and provide adequate lithological information to determine mining criteria. XRF and Valuescan mineral assemblage assays are applied on both individual down hole composites and along section composites made up from multiple drillholes within the geological domain. The initial financial assessment from optimisation, as well as grade tonnage curves, also aid in the classification of resources and reserves. The categorisation of resources is made based on the judgements of the Qualified Person, in consultation with the Mining Development Engineer and Resource Geologist. Tronox uses breakeven contribution as a guide to cut-off determination rather than just grade. This allows for the polymetallic nature of the resource and the broad mineralisation of surrounding areas. As costs change over time and long-term revenue values change, new reviews are conducted which may lead to a different shell becoming optimal. A summary of Mineral Resources as of December 31, 2021 are included in Table 2 on the next page.

Table 2: Summary Mineral Resources as of December 31, 2021

Deposit	Mineral Resource Classification	Tonnes of Material (Mt)	Grade HM%	Tonnes of HM (kt)	Clay Fines Content (% of material)	Mineral Assemblage		
						Ilmenite +Leucoxene (% of HM)	Rutile (% of HM)	Zircon (% of HM)
Atlas	Measured	9	2.7	229	2.7	58	14	8
Campaspe	Measured	23	2.6	575	2.1	59	9	13
	Inferred	83	3.1	2,599	2.6	60	6	13
	Measured	**31**	**2.6**	**804**	**2.3**	**59**	**11**	**12**
	Indicated	**0**	**0.0**	**0**	**0.0**	**0**	**0**	**0**
	Inferred	**83**	**3.1**	**2,599**	**2.6**	**60**	**6**	**13**
Total Mineral Resources		**114**	**3.0**	**3,404**	**2.5**	**60**	**7**	**13**

**N.B. Resources are Exclusive of Mineral Reserves*

The Qualified Person considers the data validation and geological modelling processes in addition to monthly and annual reconciliations between forecast grades and actual mined grades from current operations at Ginkgo and Snapper where the same processes have been used confirms that the mineralisation estimates are in line with industry standards and is entirely suitable to support estimates of resources and reserves.

12 Mineral Reserve Estimates

Mineral reserves are subsets of resources having used the same modelling processes for resources, but with a higher financial outcome metric applied and a more rigorous application of modifying factors.

Table 3: Summary Mineral Reserves as of the 31st December 2021

Deposit	Mineral Reserve Classification	Cut-off Grade (HM%)	Ore Tonnes (Mt)	Grade HM%	Tonnes of HM (kt)	Clay Fines Content (% of Ore)	Mineral Assemblage		
							Ilmenite + Leucoxene (% of HM)	Rutile (% of HM)	Zircon (% of HM)
Atlas	Proved	1.0	11.6	15.0	1,742	2.0	60.9	16.3	10.3
Campaspe	Proved	1.0	39.0	4.9	1,931	2.3	60.4	11.0	13.1
	Probable	1.0	56.5	5.4	3,052	2.3	60.3	10.0	13.1
	Proved	**1.0**	**50.6**	**7.3**	**3,674**	**2.3**	**60.6**	**13.5**	**11.8**
	Probable	**1.0**	**56.5**	**5.4**	**3,052**	**2.3**	**60.3**	**10.0**	**13.1**
Total Mineral Reserves		**1.0**	**107.1**	**6.3**	**6,725**	**2.3**	**60.5**	**11.9**	**12.4**

1) Mineral prices used in reserve estimation are substantially in line with the prices for each of our products, published quarterly by independent consulting companies
2) Conversion of in ground grade to saleable product yield, taking into account all of the losses in mining and processing, is for ilmenite typically 93%, for rutile 89%, for Leucoxene 109% and for zircon 75%

13 Mining Methods

Mining commences at Atlas for approximately 3 years. Mining will then transition to Campaspe, which will be mined for approximately 8 years. Average feed grade to the WCP varies between the Atlas and Campaspe deposits, with Atlas averaging 15.4% HM whilst Campaspe averages 5.2% HM. The nominal mining rate for each mine normalises annual HMC production. The Atlas and Campaspe orebodies will be mined in the sequence shown in Figure 8 on the next page.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY

TRONOX

11

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 12 Figure 8: Atlas-Campaspe Mining Sequence Atlas Mine Plan The Atlas deposit will be dry mined for both overburden and ore extraction. The WCP will be centrally located. Ore is to be trucked from the pit and delivered to the Dry Mining Unit (DMU), which will be periodically relocated along the mine path during the life-of- mine. Ore will be pumped from the DMU to the WCP for processing. Tailings will initially be placed off-path but will subsequently be placed on the mine path into the voids left behind as mining advances. The start-up pit is to be located at the midpoint of the mine path. Selection of the startup pit location has been optimised to minimise the volume of the start-up pit and also to commence mining in higher grade ore in order to maximise initial production. The location of the start-up pit also has the advantage of being in close proximity to the WCP and associated process infrastructure during commissioning and ramp up of operations. From the start-up pit, mining will advance towards the southern end of the mine path as shown in Figure 8 above. Mining to the south will be stopped immediately prior to the area of the deposit exhibiting elevated zircon iron staining at the southern end of the mine. Mining will resume from the start-up pit advancing north before completing the southern end of the mine. Tailings produced during this initial mining stage will be pumped from the WCP to an Off-Path Tailings Dam (OPTD) until tailings can be accommodated in the voids left behind as mining advances along the mine path. Figure 9 below shows that the resources clearly surround the mineable reserves and therefore the impact of ore dilution will be limited because of the significant grades in the resources.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 13 Figure 9 Location of Resources relative to Reserves

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 14 The overburden at Atlas varies in both thickness and material type. The flexibility provided by truck and shovel operation is the best outcome for Atlas. The northern portion of the central Atlas deposit dips into the water table. Dewatering of this area will be undertaken by means of in-pit sumps as mining advances towards this area. Water supply for mining and processing will be derived from the natural water table as per the current arrangements at the Ginkgo and Snapper operations. The WCP will require a water supply of approximately 400L/s. Studies have shown water losses to tailings, evaporation, and mineral concentrate will be in the range of 200L/s to 250L/s. Make-up water requirements will require seven production water bores. For HMC washing and potable water, the highly saline bore water will be treated through a Reverse Osmosis (RO) plant. Campaspe Mine Plan At the conclusion of mining at Atlas, the Atlas WCP will be moved to a central location at Campaspe. A Primary Concentration Plant (PCP) will be added. Of ore fed to the PCP, 80% of material will be rejected to tailings and 20% will be pumped to the WCP as an upgraded (25% HM) concentrate for further processing. The PCP is designed to be relocatable and will be moved periodically to reduce pumping distances as mining progresses along the mine path. It is intended that the PCP will be relocated on three occasions. Based on both grade variation along the deposit, highest at northern and southern extents of the deposit, and lower overburden at the southern end of the orebody, the best mining sequence is south to north. Commencement of mining at the southern end of the Campaspe deposit will reduce mining haul road and associated infrastructure requirements. It is planned to use the southern void at Atlas to reduce offpath overburden placement. Redundant booster pumps and pipes from the Snapper and Ginkgo operations will be utilised at Campaspe. Campaspe Overburden Mining Methodology Removal of overburden to expose the ore will be undertaken using conventional bulk earth moving machinery. At the planned mining rate an average of 1.15 million bcm of overburden will be removed per year by excavators and trucks over an average haul distance of 1400m. The overburden removal will be a 24/7 operation. Campaspe Ore Mining Methodology The wider and higher mining face at Campaspe is more suited to a dozer trap arrangement with in-pit pumping to the PCP located outside of the pit. Although advance rates at Atlas compel the mining unit to be located outside of the pit, at Campaspe the pit is much wider and advance rates are slower. Three moves of the PCP are planned along the length of the Campaspe deposit to optimise pumping costs. The Campaspe ore face will be up to 18m thick, which is more favourable to dozer operation than conventional truck and shovel. The typical advance of the Campaspe ore face is estimated to be 150m per month. The Campaspe deposit dips northward with the base of deposit dipping below the natural water table. Pit dewatering will be done to facilitate mining. 14 Processing and Recovery Methods On Site Mineral Processing For Atlas, the high variability in the ore grade and the narrow width of the mining face will require blending. Three blending stockpiles in combination with direct discharge of fresh ore from the pit will be wet screened at 4mm and undersize pumped as slurry to the WCP. A 3 stage spiral circuit is used to produce a 94% HM heavy mineral concentrate. The predominantly quartz tailings are returned to the pit while the HMC will be washed in a counter current cyclone circuit using RO water to remove salt. The wet HMC will be stockpiled and allowed to drain to minimise the water content before trucking to the Ivanhoe Rail Facility. The spiral circuit will consist of rougher, middlings scavenger and cleaner stages of gravity separation spirals. A Super-concentrate stream from the roughers will be sent directly to the HMC sump as it is sufficiently high grade to by-pass the cleaner stage. There will be mass flow rate in-stream measurement to identify relative variation in ROM grade and be used to adjust plant throughputs accordingly. Allowances have been made in the spiral circuit and overall WCP plant design to cater for a range of feed rates and densities to each stage of spirals based on expected feed grade variations. Final HMC is densified through a cyclone tower. The clay content of the ore is low and when thickened will be co-disposed of with sand tailings Processing of Campaspe ore requires a 4-stage plant. This will be achieved by combining the Atlas WCP with a newly built PCP, which provides the rougher circuit. The thickening capacity will require upgrade. Field booster pumps and piping from Atlas will be re-used to pump between PCP and WCP while redundant boosters and piping from Ginkgo and Snapper will be used for ore and tails pumping. The PCP will be located close to the mining void, at natural surface and will be relocated four times over the life-of-mine, while the WCP is centrally located is only relocated once over the life-of-mine.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 15 Downstream Processing HMC is delivered to the existing Broken Hill site where it will be processed to produce ilmenite products and a non-magnetic concentrate. The ilmenite products will be distributed through the Adelaide port while the non-magnetic concentrate will be further processed to reject predominantly quartz before being transported to Bunbury, WA for additional processing to produce rutile, zircon and leucoxene products in the North Shore facilities. Dry HMC Processing at Broken Hill The current ilmenite circuit will be upgraded with new dry magnet technology that will give improved separation of the ilmenite type minerals. It will have the functionality to produce up to three grades of ilmenite products. The non-magnetics produced from the dry HMC processing is further processed in a gravity circuit to reject residual quartz and low density HM trash minerals. North Shore Processing Once the non-magnetic concentrate is received at the existing North Shore plant in Bunbury WA it will be processed to make rutile and zircon products plus recover any altered ilmenite remaining. The plant will be upgraded to allow for the increased rutile percentage in the feed, increased processing depth due to iron staining and to improved zircon recovery. Figure 10 below shows the flowsheet and modifications planned for the North Shore dry processing of Broken Hill non-magnetics. Figure 10: North Shore MSP Dry Processing circuit

The typical final mineral product qualities emanating from the Broken Hill and North Shore MSP's are shown in table 4 below.

Table 4: Expected Typical Mineral Product Qualities

	Ilmenite BHT	Ilmenite BHI	Leucoxene	Rutile	Zircon
TiO2 %	56.0	60.7	69.6	94.0	0.12
Fe2O3 %	36.0	29.2	19.6	0.93	0.11
ZrO2 (inc HfO2) %	0.10	0.10	0.31	0.93	66.4
MnO2 %	1.06	1.14	0.66	0.01	-
Cr2O3%	1.01	0.92	0.36	0.14	-
SiO2 %	0.81	1.14	2.21	1.38	32.4
Al2O3 %	0.9	1.17	1.48	0.20	0.26
V2O5 %	0.22	0.23	0.29	0.20	-
U+Th ppm	67	100	230	60	470

15 Infrastructure

Atlas Site Establishment Works

The Project Development Consent provides for an envelope within which vegetation clearing can occur following pre-clearance flora and fauna surveys. Clearing is undertaken by a bulldozer. Waste vegetation is stockpiled in windrows at the edge of clearing areas for reuse during post-mining rehabilitation. Topsoil and subsoil are being stripped and stockpiled separately for later use in rehabilitation.

The Atlas mining civils include the construction of a start-up pit, an OPTD and process water dam as shown in Figure 11 below.

Figure 11: Atlas Mining Civil Works Layout



(TS2)
seed bed (TS1)
Off Path Tails Dam
Start-up pit
Top of ore
Water dam
OB cut
OB cut
Bund wall
Bund wall
Gen set
WCP
RO Plant
Sump
Settling trench (HMC)
DMU ROM pad
HMC pad
Workshop, Ablution, Laydown Yard

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY

TRONOX

16

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 17 The start-up pit is located directly west of the central processing area. A volume of 0.6Mbcm of overburden will be excavated and used to construct the OPTD. The Atlas WCP is modular construction to allow for the offsite fabrication and preassembly of all structural elements to the greatest practical and economic extent. The structural design of the WCP caters for future relocation to Campaspe as a single plant, using self-propelled modular transporters. An on-site 200 person accommodation village is to be constructed to house the workforce and the mine will require a number of permanent and demountable buildings and facilities such as: Administration and Office Building; Workshops; Process Area Crib Room and Amenities; and Main Store. Electrical power will be supplied directly from a centralized 5Mwh diesel generation system. Hydrological investigations have identified a bore field location at the Northern end of the mine path that will be developed. Approximately 5km from the central start-up pit location it will supply water for the mining operations and ancillaries. Based on a test bore a total of seven bore pumps are required to supply the required volume. A RO Plant and potable water treatment plant sized to deliver 115m3/hour is required to supply wash water for the HMC and potable water for site buildings, wash pads and accommodation village. A communication building will be located adjacent to the communication tower for telecom and the Local Area Network (LAN). Data and telephone connection between the communications building, process area, administration area and accommodation aillage will be via a buried fibre optic cable. To ensure that haul trucks comply with legal weight limitations when transporting HMC from the mines, a single axle 50t weigh bridge is to be installed at the HMC loading area. A new rail siding and HMC stockpile facility will be constructed just outside at the township of Ivanhoe, approximately 140km northeast of the Atlas Mine, to allow despatch of Atlas HMC to Broken Hill for further processing. The HMC will be transported to Ivanhoe by Road Trains, and will be stockpiled for loading onto trains for rail transport to the Broken Hill MSP. A 1.7km long rail siding will be constructed, connecting to the existing Interstate Rail Freight Network Parkes to Broken Hill line. The siding is sized to accommodate 66 wagons. Campaspe Site The development of the Campaspe site and required plant to operate includes: • fencing of the mine lease (47km); • construction of the access road (11km); • construction of the mine corridor road (5.4km); • construction of the process water dam (210,000m3); • development of the mining pit; • development of the bore field and water reticulation systems; • relocation of workshops and amenities; • expansion of the accommodation village from 200 to 300 beds; • construction of a PCP; • relocation of the Atlas WCP; • relocation of Ginkgo/Snapper field booster pumps and piping; • mobilisation of the Campaspe DMU; • construction of the HMC pad and relocation of the Atlas HMC tower; and • Upgrading of power generation to 7Mwh DMU will be provided by the mining contractor. The wider and thicker ore body, as well as higher throughputs required a dozer trap style unit rather than the receiving hopper for Atlas. It is anticipated that the unit will be fed by two D10 dozers and relocate across and along the mine path. Optimising push distances of the dozers, around three relocations per month are required. 16 Market Studies The principal commodities titanium and zircon are freely traded, at prices and terms that are widely known, so that prospects for sale of any mineral production are virtually assured. Tronox is the world’s second largest producer of TiO2 based pigments and has the specific strategy of being predominantly vertically integrated. This means that its own mining production will provide the bulk of the titanium feedstock to its 9 pigment plants, located around the globe. Tronox Management Pty Ltd now markets all mineral products sold emanating from the Murray Basin mines. However, with the integrated pigment strategy, this predominantly relates to the range of zircon products and a relatively small amount of lower grade ilmenite. Tronox routinely uses the services of various industry trade consultants to closely monitor and report on global production of titanium minerals and zircon as well as reporting on the current global supply and demand status, plus projections of new projects to come on stream, both timing and capacity. Export and import data by country is monitored. As noted earlier, zircon, TiO2 feedstock and TiO2 product pricing are internationally traded, specialized commodities. Generally, speaking, the prices of our products are substantially in line with the prices for each of these products published quarterly by TZ Minerals International Pty Ltd (TZMI) and other independent consulting companies who track the mineral sands, titanium dioxide and coatings industries.

The BHI ilmenite is of chloride grade and has a micro-porosity/reactivity that makes it suited to the Becher Synthetic Rutile process or direct chlorination. The lower TiO_2 BHT ilmenite can be used for either smelting or as a blend for sulphate pigment processing. Natural Rutile is the highest-grade feedstock for chloride pigment plants and is consumed internally by Tronox. The leucoxene product made at Broken Hill will have a TiO_2 content of just under 70% and will be consumed internally at Tronox pigment plants.

Zircon from Atlas-Campaspe contains higher Fe_2O_3 levels than that typically seen in zircon from the Eastern Operations. Current zircon pricing is based on a maximum Fe_2O_3 level of 0.08%, however the Zircon from the Atlas and Campaspe deposits have average Fe_2O_3 grades of 0.10% and 0.12%, respectively and when appropriate prices used in modelling are discounted to reflect elevated iron levels.

17 Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups

The status of all required Federal Government, State government and local shire council approvals, licences or permits are detailed in Table 5.

Table 5: Atlas and Campaspe - Status of Approvals, Licences and Permits

Domain	Required Approval	Status
Atlas Mine	Mining Lease ML 1767 under the *Mining Act 1992.*	Granted February 2018.
Campaspe Mine	Conversion of part of Willandra East Exploration Lease into a Mining Lease under the *Mining Act 1992.*	Not required until 2023.
Atlas-Campaspe Project	Development Consent under the *Environmental Planning and Assessment Act 1979.*	Granted June 2014.
	The Development Consent includes the following approved documents: • Construction Transport Management Plan. • Biodiversity Management Plan. • Noise Management Plan. • Air Quality Management Plan. • Water Management Plan. • Heritage Management Plan. • Environmental Management Strategy.	All supporting documents approved.
	The Development Consent requires the following outstanding management plans: • Radiation Waste Management Plan: The existing Radiation Waste Management Plan requires revision to include AtlasCampaspe product prior to commencement of mining. • Rehabilitation Management Plan: Requires approval prior to commencement of mining. • Operations Transport Management Plan: Requires approval prior to commencement of operations.	Currently being compiled.
Atlas-Campaspe Project	Project approval under the *Commonwealth Environment Protection and Biodiversity Conservation Act 1999.*	Granted September 2014.
Atlas Gravel Pits	Three Extractive Industry Licences under the *Crown Land Management Act 2016.*	Granted October 2018.
Ivanhoe Rail Facility	Crown Land Licence under the *Crown Land Management Act 2016.*	Granted May 2017.
Ivanhoe Rail Facility	Agreement with the Australian Rail Track Corporation (ARTC) for parts of siding on ARTC land to accommodate rail switches.	Design has been approved by ARTC. Final design approval in progress.
Atlas-Campaspe Project	Groundwater allocation licence totalling 14,000ML for AtlasCampaspe under the *Water Management Act 2000.*	Granted February 2013.

There are also two minor agreements in place for road diversions between the mine and Ivanhoe to facilitate the road train movement of HMC.

Mine Closure

Provision for mine closure, both scheduled and unscheduled will be made once mining commences. Progressive rehabilitation of disturbed areas will be conducted where applicable, and at the completion of mining all remaining disturbed grounds will be rehabilitated.

Rehabilitation consists of covering all slurried material, such as tailings, with dry overburden and subsequently capped with subsoil and topsoil sourced from subsoil and topsoil stockpiles which have been established during construction. Rehabilitation requirements are extensively outlined in the Environmental Impact Statement and associated management plans stipulated in the Development Consent.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY

TRONOX 18

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 19 18 Capital and Operating Cost Capital cost for the Atlas Campaspe project is estimated to be between US$142 and US$174 million. Operating costs used in the economic analysis comes from Tronox internal cost accounting systems. 19 Economic Analysis The economic outcomes for the Atlas-Campaspe Project have been calculated on a ‘minerals only’ basis, whereby the minerals are valued as final products with no upgrading into either slag, SR or pigment. The minerals have been valued at purchase price, representing what Tronox could expect to pay to purchase equivalent quality feedstocks for either the slag furnaces, SR kiln or the pigment plants. For the financial modelling that supports the current reserves, a range of mining block schedules are prepared by the senior mine development engineer. These schedules contain information on ore tonnes and grades, mineral assemblages, clay fines levels as well as other information that may impact on throughputs, recoveries and costs. Grouped cost drivers, physical and revenue parameters used in the modelling. There are many mineral sands mines operating worldwide. Many as standalone mineral sales operations producing mineral products similar to those of Atlas Campaspe. With so many operations selling titanium and zircon mineral products on the open market Tronox chooses to value its ore reserves on the basis of what it would have to pay to buy the mineral products, if it didn’t produce and use them itself. Mineral pricing data is readily available through a number of industry sources and from Tronox own marketing team. The Atlas Campaspe orebodies are expected to be depleted by 2033 at which time other resources may well be mined utilizing the same equipment. Key cost assumptions, macro and mineral price assumptions: To determine the economic viability and cash flows of the Atlas Campaspe project, the Company utilized management’s best estimates of the following key assumptions for the mining operations: 1) overburden removal cost, 2) mining plant variable cost, 3) concentrator fixed and variable costs, 4) tailings fixed and variable costs, and 5) maintenance, overhead and support services costs; and for the separation plant, the assumptions are as follows: 1) plant variable costs, 2) MSP fixed costs for Broken Hill and North Shore, 3) HMC haulage rates, Shipping rates to North Shore and 4) maintenance, overhead and support services. Other key assumptions were mineral royalties, distribution costs, mine and concentrator and MSP capital spending, tax rates, and exchange rates. Cash flows are positive for all years in the Life of Mine Plan out to 2033. The physical mining and processing parameters used in the life of mine plan and applicable to exploiting the reserves result in an 11 year mine life with product yields from in ground mineral to saleable products as follows- • Ilmenite 93% • Rutile 89% • Leucoxene 109% • Zircon 75% Sensitivity analyses have been conducted using variants such as commodity price, operating costs, capital costs, ore grade and exchange rates. As a result of these analyses, the project was determined to be economical viable in all scenarios. 20 Adjacent Properties Not applicable.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 20 21 Other Relevant Data and Information Glossary of Terms summarised in Table 6. Table 6: Glossary of Terms Term Definition AFE Application for Expenditure. AHD Australian Height Datum. The datum to which all vertical control for mapping and geodetic surveys is to be referred. Defined in National Mapping Council Special Publication 10 (NMC SP10). AMDAD Australian Mine Design and Development (Company). ANCOLD Australian National Committee on Large Dams. ARTC Australian Rail Track Corporation. A Statutory corporation, owned by the Government of Australia, which manages rail infrastructure. bcm bank cubic metres. BoD Basis of Design. BOO Build, Own, Operate (Contract). CASA Civil Aviation Safety Authority. CMA Cristal Mining Australia. DB Distribution Board. DFS Definitive Feasibility Study. DMU Dry Mining Unit. DSC (New South Wales) Dam Safety Committee. EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation. EIS Environmental Impact Study. FPC Feed Preparation Circuit. GDA94 Geocentric Datum of Australia (1994). Geodetic datum covering the Australian continent. The GDA is defined by the coordinates of the Australian Fiducial Network (AFN) geodetic stations, referred to the GRS80 ellipsoid, determined within the International Earth Rotation Service Terrestrial Reference Frame 1992 (ITRF92) at the epoch of 1994. GPS Global Positioning System. Ha hectare (10,000m²). HAL Hot Acid Leach. HAZOP Hazard and Operability Study. HM Heavy Mineral. HMC Heavy Mineral Concentrate. HV High Voltage. IFC Issued for Construction. JORC Joint Ore Reserves Committee. JORC Code Australasian Code for Reporting of Exploration Results, Mineral Results and Ore Reserves. kt thousand tonne. kt/y thousand tonne per year. LAN Local Area Network. LG Local Grid. LIDAR Light Detection and Ranging. Surveying system which measures the distance to a target by means of laser light. LTR Low Temperature Roasting. LV Low Voltage. MCC Motor Control Centre. MLA Mine Lease Application. Mt million tonne. Mt/y million tonne per year.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 21 Term Definition NMC Non-Magnetic Concentrate. NPI Non-Process Infrastructure. NPV Net Present Value. NSW New South Wales (State). OPTD Off-Path Tailings Dam. OST On-Stream Time. P&ID Piping and Instrumentation Diagram. PCN Project Change Notice. PCP Pre-Concentrator Plant. PFD Process Flow Diagram. PFS Preliminary Feasibility Study. PLC Programmable Logic Controller. PMP Project Management Plan. POP Procurement Operating Plan. ppm parts per million. ProCom (Tronox) Procurement Committee. Product yield Ratio of mineral product against the grade and ore tonnes to produce RFDS Royal Flying Doctor Service. RMS Roads and Maritime Services. An agency of the Government of New South Wales. RO Reverse Osmosis (Plant). ROM Run-of-Mine. SR Synthetic Rutile. SteerCom (Tronox) Steering Committee. t Metric tonne (1,000kg). t/y tonne per year. TIC Total Installed Cost. VSD Variable Speed Drive. WCP Wet Concentrator Plant. WHIMS Wet High-Intensity Magnetic Separator. XRF X-Ray Fluorescence. 22 Interpretation and Conclusions The declaration that the Atlas and Campaspe Projects have 107Mt of ore reserve at 6.3% HM grade and resources of 114Mt at 3.0% HM grade is well supported. The mineralisation is well understood and is continuous over many kilometres. The basement material is well defined by a sharp drop off in HM grade and the overburden sands are often mineralized but well below cut-off grade. Parameters such as the drill hole spacing, the metre-by-metre downhole analysis, the attention paid to domain composites, the accuracy of analytical checks as well as the known performance characteristics of the existing plant and equipment utilized for this project all provide solid support for there being a low margin for error. The product qualities are varied with the high TiO2 ilmenite being suited for synthetic rutile production or smelting, the rutile and leucoxene suited to direct use chloride pigment processes that Tronox predominantly operates and the zircon easily sold into existing markets. Tronox Mining Australia has a good record for rehabilitation of past mining areas, groundwater management, control of dust and radiation management. Relationships with key stakeholders and government regulators are also in good standing. The LOMP expects to operate through to 2033 with mine closure and rehabilitation plans and provisions made. On a minerals only basis, financial modelling shows that future reserves are profitably mineable. The Atlas and Campaspe operations will form a key part of the Tronox vertically integrated pigment production process.

ATLAS-CAMPASPE TECHNICAL REPORT SUMMARY 22 23 Recommendations That geological work continues to better define the economic margins of the resources, looking for inclusion, at least in part, as reserves to further extend mine life. 24 References A list of References is summarised in Table 7. Table 7: List of References Title Tronox Eastern Operations - Resources and Reserves Annual Report 2021 Atlas Campaspe Project, Definitive Feasibility Study Report, October 2019 25 Reliance on information provided by the registrant The preparation of this Technical Summary Report relies on information provided by Tronox and its employees in the following areas, as they are reasonably outside the expertise of the qualified persons. • Marketing plans and pricing forecasts as key inputs to the economic modelling • Environmental performance commitments and mine closure costing • Maintenance of licenses and other government approvals required to sustain the LOMP • Capital to progress the mining of the Atlas and Campaspe deposits 26 Date and Signature Page This report titled “Atlas-Campaspe Technical Report Summary” with an effective date of December 31, 2021 was prepared and signed by: /s/ Paul Stevenson Paul Stevenson, Manager Minerals Resource Development Dated at Muchea, Western Australia February 22, 2022